GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com

                                                                   June 15, 2006



Derek B. Swanson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE Stop 3561
Washington, DC 20549

                       Re:  Deli Solar (USA), Inc.
                            Amendment No.2 to Form SB-2
                            Filed May 22, 2006
                            File No. 333-129369

Dear Mr. Swanson,

      Reference is made to your comment letter, dated June 1, 2006 to our client, Deli Solar (USA), Inc. (the "Company"), relating to the subject registration statement (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Amendment No. 2 to the Form SB-2

Business, page 27

Recent Development, page 30

1. It appears from your disclosure on page 30, that the acquisition of Beijing Four Seasons Solar Power Technology Co., Ltd. is a probable, material acquisition for your company. Please revise to include the historical financial statements of Four Seasons in accordance with Item 310(c) of Regulation S-B.

      Answer: The acquisition Beijing Four Seasons Solar Power Technology Co., Ltd. was not probable because one of the conditions in the memorandum of understanding was that it undergo a U.S. GAAP audit, which it had never done, and deliver audited financial statements. In fact, this was not possible and the memorandum of understanding has now been terminated as disclosed in a press release on June 15, 2006.

      We have amended the Form SB-2 to reflect this termination.

2. Further, please revise to include pro forma financial statements in accordance with Item 310(d) of Regulation S-B to show the pro forma effects of your probable acquisition of Four Seasons.

      Answer: Please refer to our answer to your comment 1.

      In accordance with your request, on behalf of the Company we represent as follows:

      o the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                                        Very truly yours,

                                        Guzov Ofsink, LLC

                                        By: /s/ Darren Ofsink
                                            ------------------------------------
                                                Darren Ofsink, Esq.